

Mail Stop 7010

November 14, 2007

By U.S. Mail and facsimile to (212) 930-9725

John Collins
President and Chief Executive Officer
VeruTEK Technologies, Inc.
65 West Dudley Town Road, Suite 100
Bloomfield, Connecticut 06002

> **Re: VeruTEK Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 11, 2007**
> **File No. 333-144721**

Dear Mr. Collins:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 of our letter dated August 17, 2007. Please revise to briefly explain why you characterize the aggregate amount of your payments to investors as "advisory fees."

2. We note your response to comment 3 of our letter dated August 17, 2007. Please revise the column heading of the number of shares of underlying common stock to delete the reference to preferred stock.

3. We note your response to comment 5 of our letter dated August 17, 2007. Please tell us why you use $0 as the combined total profit to be realized as a result of any conversion discount when you disclose $584,767 potential profit to the selling shareholders arising from the spread between the market price and the fixed conversion price of the convertible notes and warrants. Please revise as appropriate.

In addition, please revise to express the percentage of the total amount of all possible payments over the net proceeds, as well as the total possible discount to the market price of the underlying shares over the net proceeds, as requested by prior comment 5.

4. We note your response to comment 7 of our letter dated August 17, 2007 that the shares held by non-affiliates prior to the current transaction is 5,517,914. Please tell us whether this number takes into account the shares issued in your reverse merger. If it does not, please tell us the number of shares that were outstanding following the reverse merger but prior to the May financing, including the number that were held by affiliates and the number that were held by non-affiliates. We may have additional comments after we review your response.

5. We note your response to comment 7 of our letter dated August 17, 2007. Please revise to reconcile your disclosure in response to that comment with your disclosure appearing under "The Offering" on page 4. Please also revise your tabular disclosure to reflect each of the items addressed in your bullet point disclosure on page 21.

6. We note your response to comment 8 of our letter dated August 17, 2007. Please revise the first paragraph under "Repayment of May 2007 Notes" to clarify whether the issuer has a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities.

Risk Factors, page 6
Risks Related to Our Business, page 6
There is substantial doubt about our ability to continue as a going concern . . ., page 6

7. We note your response to comment 19 of our letter dated August 17, 2007. Please separate the discussion of your reliance on three customers into a separate risk factor.

Selling Security Holders, page 15

8. We note your response to comment 25 of our letter dated August 17, 2007. Please disclose that at the time of the purchase of the securities to be resold, Icon Capital had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make this representation, please state that Icon Capital is an underwriter.

Description of Business, page 25

9. We note your response to comment 26 of our letter dated August 17, 2007. You state that you have "four important revenue streams," but list five principal activities. Please revise to clarify the nature of your operations.

10. We note your statement on page 26 that you "have positioned ourselves as a solution provider of every type of organic contamination" and that your S-ISCO product remedies organic contamination. In you provide (or intend to provide) solutions only for *organic* contamination, please revise your discussion to define this term and provide appropriate disclosure regarding the market for your services.

Management's Discussion and Analysis, page 30
Liquidity and Capital Resources, page 31

11. Please update the status of your efforts to secure additional funding subsequent to October 2007.

Security Ownership of Certain Beneficial Owners and Management, page 41

12. Please update the information to a more recent date. For example, we note that you present share information as of September 7, 2007 in your description of securities to be registered on page 42.

Financial Statements, page F-1
Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, pages F-6 and F-19

13. We note your response to prior comment 42. In this regard, please revise your revenue recognition policy to more clearly disclose when and how you recognize revenue for fixed price contracts, as described in your response. It appears to us that your current disclosures refer to when amounts are billed rather than when revenue is recognized.

Note 4 – Reverse Acquisition Merger, page F-9

14. Please supplementally provide to us the accounting entry you made to record the 930,944 shares issued to your advisors for transaction-related and legal services as part of the recapitalization. In addition, please tell us how you determined the fair value of shares issued.

Note 8 – Debt, page F-11

15. Please revise your disclosure of the bridge loan to include the information you provided in the last four sentences of your response to prior comment 38.

Note 9 – Stock-Based Compensation, page F-12 and Note 10 – Stock-Based Compensation, page F-25

16. Please revise your disclosure to include the grant date fair market value for each issuance and the assumptions you used to derive the fair values. Additionally, please revise your disclosure to provide a rollforward of vested shares for each period presented in your financial statements. In this regard, it appears that the total number of shares vesting during each period should reconcile to your statements of shareholders' equity for the periods ended December 31, 2006 and June 30, 2007.

Unaudited Pro Forma Combined Financial Information, page F-25

17. If required, please provide a pro forma statement of operations for the interim period ended June 30, 2007. Also, due to the fact that your historical financial statements at June 30, 2007 reflect the reverse acquisition and the May 2007 financing, please delete the pro forma balance sheet as of December 31, 2006.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stephen M. Fleming
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, New York 10006